**THIRD AMENDMENT TO
PURCHASE AGREEMENT**

This Third Amendment to Purchase Agreement (this "'Third Amendment"') is made and entered into this 17th day of October 2003 by and between Aerojet-General Corporation, an Ohio corporation ("'Purchaser"'), and Atlantic Research Corporation, a Delaware corporation ("'Seller"').

RECITALS

A.   Seller and Purchaser entered into that certain Purchase Agreement dated as of May 2, 2003 and that certain First Amendment to Purchase Agreement dated August 29, 2003 and that certain Second Amendment to Purchase Agreement dated September 30, 2003 (collectively, the "'Purchase Agreement"').

B.   Pursuant to Section 10.14 of the Purchase Agreement, Seller and Purchaser have agreed to amend the Purchase Agreement as set forth herein.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual covenants and agreements hereinafter set forth, and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I

<u>**Definitions**</u>

1.01 <u>Certain Definitions</u>. Unless otherwise defined herein, all capitalized terms used herein have the meanings given to them in the Purchase Agreement.

ARTICLE II

Amendments to the Purchase Agreement

2.01 Section 2.01(a). Section 2.01(a) of the Purchase Agreement is hereby amended by adding clause (xv). As amended and restated clause 2.01(a)(xv) reads in its entirety:

> (xv) all cash and cash equivalents of the UK Company (the "'UK Cash'") and all bank accounts of the UK Company as such exist on the Closing Date."'

2.02 Section 2.02(a)(i). Section 2.02(a)(i) of the Purchase Agreement is hereby amended and superseded in all respects by the provisions of this Third Amendment. As amended and restated, Section 2.02(a)(i) reads in its entirety:

> "'(I) all cash and cash equivalents other than the UK Cash;"'

2.03 Section 2.02(a)(xxi). The Excluded Gainesville Inventory, set forth as **Exhibit K** to the Purchase Agreement, has been determined by Purchaser and is attached hereto as **Exhibit A**.

2.04 Section 2.02(a)(xxii). The Excluded Gainesville Fixed Assets set forth as **Exhibit L** to the Purchase Agreement and referred to in Section 2.02(a)(xxii) of the Purchase Agreement are hereby amended by this Third Amendment by deleting those items set forth on **Exhibit F** hereto from **Exhibit L**.

2.05 Section 2.14(a). The Accounting Instructions set forth as **Exhibit M** to the Purchase Agreement and referred to in Section 2.14(a) of the Purchase Agreement are hereby superseded in all respects by this Third Amendment. As amended and restated, such Accounting Instructions are attached hereto as **Exhibit B**.

2.06 Section 2.14(a). The third sentence of Section 2.14(a) of the Purchase Agreement is hereby amended and superseded in all respects by the provisions of this Third Amendment. As amended and restated, the third sentence of Section 2.14(a) reads in its entirety:

"""Closing Net Book Value"' means the sum of the (i) (A) Fixed Assets, Owned Real Estate, Receivables, Inventory, and Prepaids included in the Purchased Assets less (B) Accounts Payable, Accrued Expenses, Retiree Medical Obligations, Sick Leave Obligations, Loss Contract Reserves, Taxes, Former Employee Obligations and Non-Current Liabilities included in the Assumed Liabilities, and (ii) (A) UK Fixed Assets, UK Receivables, UK Inventory, UK Cash and UK Prepaids less (B) UK Accounts Payables, UK Accrued Expenses, UK Loss Contract Reserves, UK Taxes and UK Non-Current Liabilities."'

2.07 Section 3.02(z). Section 3.02(z) of the Purchase Agreement is hereby amended and superseded in all respects by the provisions of this Third Amendment. As amended and restated, Section 3.02(z) reads in its entirety:

"**No Knowledge of Purchaser's Default.** As of the date of this Agreement and as of October 17, 2003, Seller has no Knowledge that any of Purchaser's representations and warranties contained in this Agreement or in the Other Agreements are untrue, inaccurate or incomplete or that Purchaser is in default under any term or provision of this Agreement."'

2.08 Section 3.04(j). Section 3.04(j) of the Purchase Agreement is hereby amended and superseded in all respects by the provisions of this Third Amendment. As amended and restated, Section 3.04(j) reads in its entirety:

"**No Knowledge of Seller's Default.** As of the date of this Agreement and as of October 17, 2003, except as set forth in **Exhibit E** attached hereto (the "'Exception"') Purchaser has no Knowledge that any of Seller's representations and warranties contained in this Agreement or in the Other Agreements are untrue, inaccurate or incomplete or that Seller is in default under any term or provision of this Agreement. Seller hereby agrees that it shall indemnify, defend and hold the Purchaser Entities harmless from and against any Losses to the extent arising out of or resulting, directly or indirectly, from the Exception."'

2.09 **Section 6.02.** Section 6.02 of the Purchase Agreement is hereby amended and superseded in all respects by the provisions of this Third Amendment. As amended and restated, Section 6.02 reads in its entirety:

> "'Unless extended by the Parties by mutual agreement, the Closing will occur and be effective as of 11:59 p.m. (Eastern Daylight Time) on October 17, 2003. The Closing will take place at 10:00 a.m. on the Closing Date at the offices of Jones Day, 51 Louisiana Avenue NW, Washington D.C., or such location as may be mutually agreed and designated in writing by the Parties."'

2.11 Article VII of the Purchase Agreement is hereby amended and superseded in all respects by the provisions of this Third Amendment by adding Section 7.10. As amended, Section 7.10 reads in its entirety:

> **"'7.10** **Environmental Insurance Policy and Environmental Cash Deposit**. Purchaser acknowledges that it has been informed by Seller that Seller will cancel that certain closure/post-closure insurance policy ("'Environmental Insurance Policy"') no later than April 30, 2004 and obtain a refund of all cash held in connection therewith, which as of October 13, 2003 was $1,779,275, plus accrued interest ("'Environmental Cash Deposit"'), all of which, for the avoidance of doubt, are Excluded Assets. Purchaser will take any and all action necessary to obtain the necessary financial assurances prior to April 30, 2004 so as to enable Seller to cancel the Environmental Insurance Policy prior to April 30, 2004 and to obtain a full refund of the Environmental Cash Deposit. Purchaser will remit to Seller, on demand, any amounts of the Environmental Cash Deposit which are used by or on behalf of any Governmental Authority in connection with or arising out of any Remedial Action at Camden, Arkansas or Orange, Virginia."'

2.11 Article VII of the Purchase Agreement is hereby amended and superseded in all respects by the provisions of this Third Amendment by adding Section 7.11. As amended, Section 7.11 reads in its entirety:

'"7.11 Braider. Notwithstanding anything to the contrary contained in this Agreement, the Exhibits hereto and the Other Agreements, Seller shall be entitled to remove and dispose of the braider located in Building 175 in Gainesville, Virginia at any time after April 18, 2004, unless prior thereto, Purchaser has agreed to purchase the braider for One Dollar ($1.00) and has so notified Seller in writing, provided Purchaser has agreed in writing, to remove the braider from Building 175, at Purchaser's sole cost and expense, prior to the expiration or earlier termination of the Gainesville Services Agreement. If Purchaser exercises such option, Seller shall transfer to Purchaser all intellectual property rights, if any, associated with the braider."'

2.12 Purchaser hereby accepts **Schedules 8.01(a), 8.01(b), 8.01(c) and 8.01(d)** to the Purchase Agreement which have been updated by Seller and delivered to Purchaser three (3) Business Days prior to Closing and copies of which are attached to this Third Amendment.

2.13 Section 8.01(k) of the Purchase Agreement is hereby amended and superseded in all respects by the provisions of this Third Amendment. As amended and restated, Section 8.01(k) reads in its entirety:

"At such time as the Gainesville Services Agreement has expired or has otherwise been terminated in accordance with the terms of such agreement (the "'Gainesville Transition Expiration Date"'), Purchaser will offer employment to all then-employed Gainesville Transition Employees. Purchaser shall offer employment on terms and conditions reasonably comparable in the aggregate to those in effect immediately prior to the Gainesville Transition Expiration Date. Purchaser will not offer employment to the Gainesville Transition Employees prior to the Gainesville Transition Expiration Date without the express written consent of Seller. Those Gainesville Transition Employees who accept such employment from Purchaser also shall, from and after the date of such employment, if any, be deemed to be "'Transferring Employees"' for purposes of this Section 8.01(k). No such Gainesville Transition Employee shall be a Transferring Employee, if at all, until after the Gainesville Transition Expiration Date."'

2.14 The definition of "'Excluded UK Assets"' set forth in **Exhibit A** to the Purchase Agreement is hereby amended and superseded in all respects by the provisions of this Third Amendment. As amended and restated, **Exhibit A** "'Excluded UK Assets"' to the Purchase Agreement reads in its entirety:

"'Excluded UK Assets"' means (i) the Retained Insurance Policies, (ii) refunds of Taxes for periods prior to Closing and (iii) recoveries and claims related to liabilities other than Specified UK Liabilities."'

2.15 To Seller's knowledge, Purchaser is in compliance with the terms and covenants of the Purchase Agreement required to be performed prior to the date hereof. To Purchaser's knowledge, Seller is in compliance with the terms and covenants of the Purchase Agreement required to be performed prior to the date hereof.

2.16 Purchaser accepts the Supplemental Disclosure Package attached hereto as **Exhibit C**. In addition, the patent listed on Schedule 3.02(s) of the Disclosure Package as "'A1-320, PCT, PCT/US01/326639, Supercavitating Underwater Projectile"' is hereby amended to read "'A1-320, PCT, PCT/US01/32639, Supercavitating Underwater Projectile."'

2.17 Purchaser confirms that none of the written disclosures that have been delivered by Seller, Sequa or both to Purchaser subsequent to August 29, 2003 and through October 17, 2003, all as attached hereto as **Exhibit D**, disclosed facts, conditions or events constituting a "'material adverse change"' for purposes of the Purchase Agreement, including Section 5.01(f) thereof.

2.18 Seller and Purchaser confirm to each other that the Closing was not consummated on or prior to October 17, 2003 through no fault of either of the Parties or because of any breach of any provision of the Purchase Agreement by either of the Parties.

ARTICLE III

Miscellaneous

3.01 Effect of Third Amendment. On and after the date hereof, each reference in the Purchase Agreement to "'this Agreement,'" "'hereunder,'" "'hereof,'" "'herein'" or words of like import referring to the Purchase Agreement, and each reference in the Other Agreements to the "'Purchase Agreement,'" "'thereunder,'" "'thereof'" or words of like import referring to the Purchase Agreement, shall mean and be a reference to the Purchase Agreement as amended by this Third Amendment.

This Third Amendment constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, representations or other arrangements, whether express or implied, written or oral, of the parties in connection therewith except to the extent expressly incorporated or specifically referred to herein. In the event of a conflict between the respective provisions of the Purchase Agreement and this Third Amendment, the terms of this Third Amendment shall control.

Except as specifically amended by the terms of this Third Amendment, the terms and conditions of the Purchase Agreement are and shall remain in full force and effect for all purposes.

3.02 Counterparts. Two original counterparts of this Third Amendment are being executed by the parties hereto, and each fully executed counterpart shall be deemed an original without production of the others and will constitute one and the same instrument.

3.03 Governing Law. This Third Amendment will be governed by and construed and interpreted in accordance with the internal substantive laws of the State of New York, applicable to contracts made and to be performed wholly within such state, and without regard to the conflicts of law principles thereof.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the parties hereto has caused this Third Amendment to be executed by its duly authorized officers, as of the date first above written.

AEROJET-GENERAL CORPORATION

By: _____
Name:
Title:

ATLANTIC RESEARCH CORPORATION

By: _____
Name:
Title: